March 9, 2006

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. James C. France
Chief Executive Officer
International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

RE: International Speedway Corporation (the "Company")
**   Form 10-K for the year ended November 30, 2005**
**   File No. 0-02384**

Dear Mr. France:

We have limited our review of your November 30, 2005 Form 10-K to only those issues addressed below and have the following comments. Please revise all future filings to comply with our comments, beginning with the next Form 10-Q. Where we have asked you to provide us with supplemental information, please be as detailed as necessary in your explanation.   After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

Critical Accounting Estimates

1.   We note your section on critical accounting policies that appears to be a mere repetition
        of the notes to your financial statements. Pursuant to FR-60, this section should also
        focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood
        that materially different amounts would be reported under different conditions or
        assumptions. For example, discuss materially different results that may be produced
        under different hypothetical depreciation treatments, and any significant assumptions that
        are considered under different scenarios. Please revise this section to comply with the
        guidance outlined in FR-60.

Balance Sheets
Note 3 – Acquisition of Business
Note 6 – Goodwill and Intangible Assets

2.   You disclose in Note 3 that you acquired Martinsville Speedway and assumed the
        operations as well as certain liabilities of Martinsville for approximately $194.8 million
        on July 13, 2004. In addition, you disclose that $148 million was allocated to NASCAR
        sanction agreements in place at the time of the acquisition. Further, we note from your
        disclosure in Note 6 that the NASCAR sanction agreements are indefinite-lived
        intangibles. In this regard, supplementally tell us how long the NASCAR sanction
        agreements are expected to remain in place, assuming renewals, without material
        modifications to the original terms and conditions. In this regard, supplementally tell us
        the rationale for the treatment of your NASCAR sanction agreements as indefinite-lived
        intangibles. To help us understand and evaluate your conclusion, tell us in appropriate
        detail about the nature of the NASCAR, the terms of the agreements and any other
        pertinent background information. Your response should include, but not be limited to,
        how you considered management and ownership changes in your conclusion, your
        history in the negotiation and cancellation of NASCAR sanction agreements, and the
        accounting literature that supports your conclusion. We may have further comments. If
        you are unable to demonstrate that you can renew your NASCAR sanction agreements
        without material modifications of existing terms, please restate your financial statements
        to amortize your NASCAR sanction agreements over a useful life that you expect your
        agreements to remain in place, assuming renewals, without material modifications to the
        original terms and conditions. If you expect to renew your NASCAR sanction
        agreements, specifically tell us whether sanction compensation payments to be received
        in the agreements are expected to be modified or has been modified in previous renewals.
        Please advise or revise.

Note 1- Description of Business and Summary of Significant Accounting Policies

Income Taxes

3.   Please revise your accounting policy to more clearly describe your consideration of timing and probability of realization for purposes of determining the propriety of income tax reserves and your determination of any amounts that will ultimately be paid. Specifically address your policy for recognizing a liability when disputed amounts are under investigation, appeal, or lastly, in litigation.

Note 10- Commitments and Contingencies

4.   We note that at November 30, 2005, you had $96.9 million of deposits covering the period through fiscal year 2003 with the Internal Revenue Service (IRS) in order to prevent incurring interest charges. Even though you state that your application of income tax regulations is appropriate and intend to defend the merits of your position, it appears that there is a reasonable possibility that a loss equal to $96.9 million for the fiscal year ended 2003 and an additional loss for the fiscal years 2004 and 2005 may be incurred. In light of the materiality of the amounts involved and pursuant to the guidance in paragraph 10 of SFAS 5, supplementally advise us and significantly expand your disclosure to give an estimate of the possible loss or range of loss, or specifically state that such an estimate cannot be made. As part of your response, discuss at a minimum:

- The specific nature of the issue, IRS's basis for using different assumptions that the company's, and describe those assumptions.
- The components of the assets subject to the current IRS investigation as opposed to those subjected to previous audits, and whether previous investigations covered your motorsports entertainment facility's assets. Specifically address the reasons depreciable lives were 5-34 years for buildings, grandstands, and tracks and 3-20 years for furniture and equipment for fiscal year 2003, and were subsequently revised to 10-30 years for buildings, grandstands, and tracks and 3-8 years for furniture and equipment for fiscal years 2004 and 2005.

Other

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, Katherine Mathis at (202) 551-3383. Please contact the undersigned, at (202) 551-3813 if you have any other questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Ms. Susan G. Schandel, CFO
                (904) 947-6489